

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2013

Via E-mail
Mr. Dror Levy
Chief Financial Officer
DSP Group, Inc.
2580 North First Street, Suite 460
San Jose, CA 95131

> **Re:** **DSP Group, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed on May 13, 2013**
> **File No. 001-35256**

Dear Mr. Levy:

We have reviewed your letter dated May 16, 2013 and have the following comment.

We believe that Our Nominees Will Better Serve Shareholders and the Company, page 37

1. We note your response to prior comment 1, in which you acknowledge that these materials contain a misstatement regarding Starboard's prior relationship with Norman Rice II. Please revise your filing to correct this misstatement.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Jackie Liu, Esq.
        Morrison & Foerster LLP